D90/COMP SEC/RQ
15 January 2004

04012445

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 17th December 2003 - 15th January 2004 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since December 17, 2003 to January 15, 2004

1. Announcement dated December 17,2003 regarding director shareholding.
2. Announcement dated December 18,2003 regarding director shareholding.
3. Announcement dated January 2,2004 regarding notification of interests of directors and connected persons.
4. Announcement dated January 6, 2004 regarding director shareholding.
5. Announcement dated January 14, 2004 regarding agreement with Altracel Pharmaceuticals Plc.
6. Announcement dated January 15, 2004 regarding proposed changes at Boots HQ.

Documents filed by Boots Group PLC with the Registrar of Companies from October 21, 2003 to December 16 2003

7. Two forms 169 in respect of returns by a company purchasing its own shares (filed on 12th January 2004).
8. Three forms 169 in respect of returns by a company purchasing its own shares (filed on 13th January 2004).

dlw 1/30

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

R. Quesnell

Ruth Quesnell
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com

D90/COMP SEC/RQ
15 January 2004

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 17th December 2003 - 15th January 2004 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since December 17, 2003 to January 15, 2004

1. Announcement dated December 17,2003 regarding director shareholding.
2. Announcement dated December 18,2003 regarding director shareholding.
3. Announcement dated January 2,2004 regarding notification of interests of directors and connected persons.
4. Announcement dated January 6, 2004 regarding director shareholding.
5. Announcement dated January 14, 2004 regarding agreement with Altracel Pharmaceuticals Plc.
6. Announcement dated January 15, 2004 regarding proposed changes at Boots HQ.

Documents filed by Boots Group PLC with the Registrar of Companies from October 21, 2003 to December 16 2003

7. Two forms 169 in respect of returns by a company purchasing its own shares (filed on 12th January 2004).
8. Three forms 169 in respect of returns by a company purchasing its own shares (filed on 13th January 2004).

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

R. Quesnell

Ruth Quesnell
Company Secretarial Assistant

RNS

Full Text Announcement

Other Announcements from this Company | Send to a Friend

Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:54 17 Dec 2003
Number	3587T

On 16th December 2003, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 13,652 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £5.49. This represents approximately 0.0017% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, and Mr. H. Dodd.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 13,652.

END

Close

Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:18 18 Dec 2003
Number	4465T

BOOTS GROUP PLC

18th December 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 18th December 2003, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has reduced by 4,866 as a result of purchases and transfers by participants of rights under the All-Employee Share Scheme 2002. This includes a purchase settled on 20th November 2003 under the Share Investment Plan of the All-Employee Share Scheme, of 24,051 shares at a price of 716.5p per share. This represents approximately 0.0031% of the current issued ordinary share capital of the Company

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr R Baker, Mr P Bateman and Mr H Dodd.

As result of the movements referred to above the number of shares held by the Trust has fallen to 3,971,279 representing approximately 0.507% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 3,542,997.

END

RNS

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	11:42 2 Jan 2004
Number	7852T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

18

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

687p

13) Date of transaction

23rd December 2003

14) Date company informed

2nd January 2004

15) Total holding following this notification

117,245

16) Total percentage holding of issued class following this notification

0.0150%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....2[illegible] January 2004..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person (s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

18

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

687p

13) Date of transaction

23rd December 2003

14) Date company informed

2nd January 2004

15) Total holding following this notification

115,714

16) Total percentage holding of issued class following this notification

0.0148%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....[illegible] January 2004..........................

END

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:37 6 Jan 2004
Number	9087T

BOOTS GROUP PLC

6th January 2004

NOTIFICATION OF DIRECTORS INTERESTS

As at 6th January 2004, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has increased by 24,632 as a result of purchases and transfers by participants of rights under the All-Employee Share Scheme 2002. This includes a purchase settled on 23rd December 2004 under the Share Investment Plan of the All-Employee Share Scheme, of 25,735 shares at a price of 687p per share. This represents approximately 0.0031% of the current issued ordinary share capital of the Company

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr R Baker, Mr P Bateman and Mr H Dodd.

As result of the movements referred to above the number of shares held by the Trust has risen to 3,995,911 representing approximately 0.51% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 3,542,274.

END

Company	Alltracel Pharmaceuticals Plc
TIDM	AP.
Headline	Re Agreement
Released	07:00 14 Jan 2004
Number	2067U

RNS Number:2067U
Alltracel Pharmaceuticals Plc
14 January 2004

Alltracel confirms m•docTM co-brand partnership with Boots Group plc

- Boots to launch own brand stops bleeding range of five products featuring m•docTM branded ingredient -

- Additional three SEAL•ONTM products to be carried in Boots stores -

January 14, 2004 Dublin, Ireland

Alltracel Pharmaceuticals Plc., (AIM: AP.L), the biopharmaceutical R&D company specializing in medical devices and compounds and owner of the stops-bleeding m•docTM first-aid ingredient brand and SEAL•ONTM the consumer first-aid brand featuring stops-bleeding as standard, is pleased to announce that Boots Group plc (Boots), Alltracel's first retail partner for its SEAL•ONTM line of products, plans to feature the m•docTM brand name in five separate products in the co-branded partnership programme; and has also agreed to list three new SEAL•ONTM products in its retail stores in the UK.

As part of the co-brand partnership programme, Boots will feature five m•docTM products under the Boots brand name. As part of the original listing agreement from Q3 2003, Boots will feature an additional three SEAL•ONTM products to complement the current listings of SEAL•ONTM nose plugs and spray product. In all a total of eight new stops-bleeding products will appear on Boots' shelves nationwide beginning in the second quarter of 2004.

Donal O'Brien Alltracel's Chief Operating Officer (COO) commented:

"Boots is one of the most respected brand names in consumer healthcare in the world and is our first major retail partner for SEAL•ONTM. We are delighted that the Boots brand is now joining our list of m•docTM co-brand partners. The Boots brand endorsement of the m•docTM stops bleeding technology platform is another significant milestone for m•docTM and its progress in becoming a standard in the consumer first aid market."

In a separate release today, Alltracel issued fourth quarter and full year trading update.

-----------------ends-----------------

Notes to Editors follow:

Alltracel (www.alltracel.com) Alltracel Pharmaceuticals PLC is an innovative bio-pharmaceutical company specializing in medical devices and compounds, which control bleeding and accelerate the natural healing process efficiently. Headquartered in Dublin, Ireland and with an R&D subsidiary in the Czech Republic, Alltracel was founded in 1996 and listed on London's Alternative Investment Market in July 2001.

m•docTM (Micro Dispersed Oxidized Cellulose; (www.m-doc.com) is the end product of Alltracel's patented process, applied to cotton in the form of raw cellulose and is proven as an effective and efficient haemostatic (blood-stopping) agent

in wound care devices. The route-to-market is via licensed trademark and ingredient supply agreements with existing recognized wound care brands.

SEAL-ONTM (www.sealonrange.com) is the world's first first-aid treatment brand featuring stops bleeding m•docTM as standard. The SEAL-ONTM range features six different product delivery systems - including sprays, nasal plugs, patches and plasters -- each designed for specific usage occasions and all containing the stops-bleeding m•docTM ingredient brand.

R&D on the core - polysaccharides manipulation - technology platform has confirmed significant and exciting potential applications beyond the Wound-care market, primarily in the Dermatological and Nutritional Foods market sectors. Boots Group plc (LSE: BOOT.L) is one of the best known retail names in the UK, providing health & beauty products and advice that enhance personal wellbeing. Boots employs around 75,000 people and operates in some 130 countries worldwide. As well as retailing, the company has international sales and marketing operations and also develops and manufactures their own products.

For Further Information Contact:

Dublin:

Denise Cronin, Alltracel: +353 1 235 2162; press@alltracel.com

London:

Debbie Ardern-Jones, Financial Dynamics: +44 0207 269 7110

New York:

Tiernan Cavanna, Financial Dynamics: +1 212 850 5600

END

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Proposed changes at Boots HQ
Released	10:30 15 Jan 2004
Number	2635U

RNS Number:2635U
Boots Group PLC
15 January 2004

News Release

Release Date: 15 01 04

Proposed re-organisation of Nottingham Head Office

As part of its agenda to modernise its business, Boots has today announced proposals to accelerate the re-organisation of its Nottingham head office. This would cut layers of management and deliver a simpler and more responsive business. Headcount would reduce by 900. The changes would affect all support and central functions based in Nottingham and some regional store support roles. Boots has also announced the strengthening of the store organisation in all three key areas of pharmacy, sales and operations. This will create an additional 290 roles over the next year.

Explaining the decision on behalf of the executive team, Richard Baker, Boots Chief Executive Officer said:

"The management team has a remit to make the business modern and more efficient and competitive. We announced the 'Getting in Shape' cost programme in 2002 with the intention of achieving £100 million cost savings from back office and supply chain activities. Today's announcement about the Nottingham head office is the next step of this programme.

Boots operates in an extremely competitive environment where pace of decision making and speed of implementation is integral to success. The proposed changes would reduce complexity and costs of head office functions, which improves our ability to compete. "

Redundancies will be managed in accordance with established company practice and as many as possible will be achieved through voluntary redundancy. Full outplacement support will be provided.

The headcount reduction would be achieved over six months with full year savings of £39m of which £5m have been reinvested in the new store roles. The expected cost is £47m of which £30m falls in the current financial year. This is ahead of the original 'Getting in Shape' timetable.

ENDS

For further information please contact:

Media
Donal McCabe
Tel: +44 (0) 115 968 7029
Mobile: +44 (0) 7769 690 618

Matthew Dransfield
Tel: +44 (0) 115 968 7284
Mobile: +44 (0) 7973 844 612

Investors
Peter Baguley
Tel: +44 (0) 115 968 7171

Mobile: +44 (0) 7770 440 690

END

G 169

Return by a company purchasing its own shares

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be d[illegible]red to the R[illegible]strar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this informaton

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	200,000	100,000	100,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	14/11/03	17/11/03	18/11/03
Maximum prices paid § for each share	£7.1359	£7.2117	£7.2499
Minimum prices paid § for each share	£7.1030	£7.2117	£7.2499

The aggerate amount paid by the company for the shares to which this return relates was:	£ 2,875,074.08
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 14,380

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Assistant Secretary Date 20.11.03

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise and Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
4452715

Name of company

* insert full name company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this informaton

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	150,000	100,000	200,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	20/11/03	21/11/03	24/11/03
Maximum prices paid § for each share	£7.3471	£7.3664	£7.2395
Minimum prices paid § for each share	£7.3471	£7.3664	£7.2395

The aggerate amount paid by the company for the shares to which this return relates was:	£ 3,292,343.53
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 16,465

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Fennell Designation ‡ Asst Sec Date 1/12/03

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

G

CHFP029

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

* insert full name of company

Name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	100,000	405,800	100,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	25/11/03	26/11/03	28/11/03
Maximum prices paid § for each share	£7.1341	£7.1055	£7.1335
Minimum prices paid § for each share	£7.1341	£7.1055	£7.1335

The aggerate amount paid by the company for the shares to which this return relates was:	£ 4,317,717.70
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 21,590

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date [illegible]

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise and Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

COMPANIES FORM No. 169

G 169

Return by a company purchasing its own shares

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	200,000	100,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	05/12/03	08/12/03	09/12/03
Maximum prices paid § for each share	£7.0866	£7.1001	£7.1075
Minimum prices paid § for each share	£7.0866	£7.1001	£7.1075

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 5,684,015.14
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 28,425

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Designation ‡ Date 15 DEC 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type.or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	150,000	250,000	250,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	01/12/03	03/12/03	04/12/03
Maximum prices paid § for each share	£7.1791	£7.1777	£7.1533
Minimum prices paid § for each share	£7.1791	£7.1777	£7.1533

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 4,667,787.86
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 23,340

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed

Designation ‡ [illegible]

Date 15 DEC 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh